82-3936

Phoenix Canada Oil Company Limited



SUITE ... ET • TORONTO • ONTARIO • CANADA • M5J 1S9
Telephone (416) 368-4440 • Telecopier (416) 865-1382
e-mail phoenix@atlantor.com

...2; Continuous Disclosure Regulation



Manageme... Discussion and Analysis of Financial Condition and Operations

for the Fiscal Year Ending 31 December, 2004

General

The following Management's Discussion and Analysis ("MD&A") of PHOENIX CANADA OIL COMPANY LIMITED, (the "Company") should be read in conjunction with the audited Consolidated Financial Statements of the Company, and the Notes thereto, for the fiscal year ending 31 December 2004, and is compared to the comparable period ending 31 December 2003. Copies of the relevant financial documents and other corporate filings may be referenced on the SEDAR website. This MD&A has been prepared as at 25 April 2005.

SUPPL

Forward-Looking Statements

Certain statements contained or incorporated in this MD&A of the Company's financial condition and operating results, including information, analyses and projections as to the future operating performance and activities of the Company, and its affiliated or outside investments and equity positions, constitute forward-looking statements. Such forward-looking statements, with special reference to the resource projects and industrial equity interests of the Company, involve known and unknown risks, including certain special political risks that may affect international oil and gas operations, and uncertainties deriving from the start-up nature of the businesses involved that could cause the contemplated or actual events or operating results to differ materially from those estimated, anticipated or projected events or results that may be implied or expressed in such forward-looking statements. No conclusions as to the successful outcome of negotiations involving prospective transactions or acquisitions, with special reference to international oil and gas projects, are intended nor can they be foreseen.

Company Performance Overview

The Company is presently a domestic and international oil and gas exploration company engaged in the review and evaluation of prospective hydrocarbon participations on offer by, or subject to applications from, industry participants. The Company may also employ modest amounts of its free cash assets for non-controlled or non-operated investments and equity interests in other resource and industrial businesses.

The Company's common shares are listed on the TSX Venture Exchange (Symbol:PCO). The Company presently holds smaller, largely non-operated, minority natural gas working and royalty interests in Western Canada and maintains modest investments and equity positions in related and unrelated companies. Under date of August 17, 2004, an exclusive Application was filed with the Nigerian Ministry of Petroleum Resources covering an offshore block of prospective oil and gas exploration acreage. The scheduled 2005 Licensing Round will close about the end of July 2005.

The Company also plans to participate in the late 2005 Licensing Round for prospective offshore oil and gas acreage in a South Asian nation where, in the late 1980's, the Company participated in a $2.7-million seismic exploration program and holds the technical data deriving from this expenditure (operated by PetroCanada). No conclusion can presently be foreseen as to the successful outcome, or otherwise, of the described, or other, international oil and gas rights acquisition programs.

dw 5/16

The Company's Western Canada producing gas property holdings are all minority working or royalty interests, (averaging less than 10% among such interests). The properties are considered mature and are widely dispersed in Alberta and British Columbia.

Significant Current Events and Status

Financial Condition

During the 2004 fiscal year currently under review, the Company's current asset and current liability positions remained materially unchanged from the earlier year. However, the quoted market value of our external equity investment position improved considerably during the year. The Company maintains its material direct equity stake in Theralase Technologies Inc. – an aggregate of 2,469,467 Theralase common shares – equivalent to about one-half a Theralase share for each Phoenix share. Based on recent market trading prices for Theralase shares, the valuation of this interest comprises a significant valuation with respect to the current market prices of Phoenix shares. Management will consider the feasibility of a *pro rata* distribution of Theralase shares to Phoenix shareholders in the event that a future transaction results in a change in the control of the Company

Theralase Assets (other than Cash and Equivalents)

Theralase maintains its ownership position, including valuable Feasibility Reports and considerable project operational records, in the large, high grade Tambao (Burkina Faso; French West Africa) manganese mine, now in a care-and-maintenance status awaiting lower energy costs - and holds the 100% equity ownership of the well established, operating medical device development firm – Theralase Inc. of Markham, Ontario. Your Management considers that, by virtue of our material Theralase holding, our Shareholders are offered an interesting upside potential over the medium to longer term as and when several material Theralase proprietary developments advance to broad scale international commerciality.

Theralase is developing its proprietary medical device technology for direct therapeutic roles in three broad and distinct healthcare applications and markets; firstly, in the long established pain management and therapy field – secondly, in the rapidly expanding wound healing, osteoporosis and bone restoration sectors – and thirdly, as a highly innovative cancer therapy development employing proprietary, controlled photo-dynamic energy to destroy cancerous tumours that are targetted with injected special mixed-metal complexes.

The healthcare market success of Theralase will also be driven by the inevitable progression of the developed world's demographics. People are living longer – long enough to become afflicted by aches and pains in many body joints as well as through soft tissue, cartilage and bone deterioration.

By virtue of our earlier *pro rata* distribution of the sizeable Phoenix share position in Theralase under a 2003 Plan of Arrangement, most of our Shareholders now hold material direct and indirect equity positions in Theralase – a promising participant in an emerging biotech development operation.

Nominal Phoenix Share Valuation

Based on the approximately 5.1-million Phoenix common shares currently outstanding, each share has a nominal value, practically all in cash and marketable securities (based on current markets), in excess of our recent market trading price – not including our modest Western Canada natural gas production interests – and the valuation attributable to our seasoned and widely distributed shareholder base.

Results of Operations

Investment income returns on the Company's substantial cash and equivalent asset position continue modest due to the persistent low market interest rate environment. No transactions involving the Company's equity investment positions were recorded during the period under review.

Oil and gas production revenue for the fiscal year 2004 declined to $318,494 from $331,437 the earlier year. Net natural gas income for the year declined from $237,009 the prior year to $164,121 the current year, largely due to accrued royalty expenses, shutdowns due to workovers and maintenance costs. The returns from the Company's minority interest non-operated holdings are not predictable due to extreme natural gas price volatility and unforeseen operating and maintenance expenses common to the mature producing properties in which the Company maintains its interests.

Investment income for the current year declined from $274,739 the earlier year to $231,456 for the period under review. The decline was due to lower interest rates on maturing term investments.

Operating expenses (not including oil and gas operating expenses and royalties) for the current year were reduced from $268,201 the prior year to $241,209 the current year, largely due to lower due diligence expenses which depend on new business proposals which are presented to the Company for evaluation. Aggregate net income, prior to modest one-time adjustments, for the fiscal year under review was $117,503, compared with $1,206,015 for the year earlier period which reflected a one-time capital gain deriving from the sale of a long term Ecuador industrial investment. The reportable earnings per share for the current period totaled 2.3 cents per share, compared with 24 cents per share last year.

Assets (other than Cash, Equivalents, and Gas Properties)

The Company's marketable equity investment position remained unchanged, comprising 2,469,467 common shares in Theralase Technologies Inc. (about one-half a Theralase share for each Phoenix share), and 389,729 common shares in Starrex Mining Corporation Ltd. Both of these public companies are reporting issuers listed on the NEX Board of the TSX Venture Exchange and are deemed related companies by virtue of their common management and control.

Cash Flow Statement

Net cash provided by operating activities for the 2004 fiscal year was $43,716 compared with $189,691 in 2003. The net financial results of investing activities were substantially flat, as affected by the varying maturities of the short term financial instruments held for investment. Except for nominal deferred exploration and development expenditures, the cash balances were governed by the varying maturities of the financial instrument investments held and transacted by the Company.

Liquidity and Capital Resources

At the end of the period under review, current assets aggregated approximately $9,144,771, substantially the same as the amount of $9,112,274 recorded at the prior year-end. Current liabilities of $167,757 at the year-end were basically unchanged from $163,561 at the end of the prior year except for the addition of an income tax liability of $84,000 recorded the earlier year.

Share Capital Analysis

As at the date of this MD&A, the share capital of the Company consists exclusively of 5,067,394 common shares, modestly reduced from that outstanding (5,093,994) at the 2004 year-end following purchases under a subsisting Normal Course Issuer Bid. There are no dilutive securities currently outstanding or committed for issue, including, without limitation, senior or convertible

securities and share purchase warrants or options calling for the issuance of new Company share capital. No Director or management incentive share options are currently issued or outstanding.

The TSX Venture Exchange has accepted notice of the Company's intention to make a Normal Course Issuer Bid over the year expiring 14 November, 2005 to buy, at the discretion of management, up to 200,000 of its currently outstanding shares (3.9%) on the open market. During the currency of the said Bid, an aggregate of 26,600 shares have been purchased to date. The Company's free cash working capital position can readily fund these purchases. The purchased shares will be returned to the Treasury for cancellation.

Quarterly Information

Due to the non-operated status of the Company's current ongoing natural gas production operations, all modest in aggregate size and activity, comparisons between the Company's current period under review and the 8 prior quarterly periods are not considered material.

Segmented Information

The statements and projections herein shall be understood as being limited to one reportable operating segment which, for the purposes of this MD&A, is limited to the exploration and development of oil and gas resource properties without their differentiation as to geographic areas or locations until and unless more advanced expenditures or investments are undertaken on a major project or projects in which material Company resources are or will be committed.

Use of Financial Instruments

The Company has not undertaken any conventional or other financial instruments designed to minimize its investment risk, currency risk or commodity risk. No off-balance sheet arrangements have been established nor are there any pending plans to do so.

Selected Financial Information and Accounting Policies

The audited Consolidated Financial Statements for the period ending 31 December 2004, and all other Financial Statements referred to herein, have been prepared in accordance with Canadian generally accepted accounting principles (CGAAP), consistently applied. All amounts and currencies reported in this MD&A are in Canadian dollars, unless otherwise noted. The ongoing accounting policies have been more particularly described in the notes to the audited Consolidated Financial Statements for the year ending 31 December 2004. Please refer to the relevant Company's filings on the SEDAR website.

Transactions with Related Parties

The Company's related party transactions deal primarily with routine payments of professional fees for essential corporate services rendered by the Company's President and Secretary-Treasurer. These fees are generally paid on an annual basis and are described in the Notes to the audited Consolidated Financial Statements for the year ending 31 December 2004. The Company also pays remuneration to Directors based on payments of $250 for each Director's Meeting attended in person or by way of telephone conference calls, plus out-of-pocket expenses incurred in connection with their attendance at such Meetings, or otherwise in furtherance of their duties as Directors. No Director or corporate officer is currently indebted to the Company nor have they been indebted to the Company during 2004 fiscal year, and during the year 2005 to date.

Regulatory, Environmental and Other Risk Factors

The Company is currently not directly engaged in field exploration and development operations which may make it subject to various laws and regulations, including, without limitation, to environmental and health and safety matters, or to political risks which are outside the Company's control. When

the Company becomes directly involved in such field operations, it will commit to programs of environmental protection on its operating sites in accordance with the governing national and international standards. Current business operations of other companies in which the Company holds equity interests are operated by their management and senior employees who the Company considers to be professional, competent and capable of fully complying with all relevant regulatory and environmental regulations.

Outlook

The Company initiates major projects in the international oil and gas exploration and development sector; as described herein (Company Performance Overview), two such operations are under active application procedures pursuant to official, published 2005 Licensing Rounds.

The Company also regularly receives diverse project and equity investment proposals in the general resource and industrial sectors. Preliminary or advanced due diligence investigations deemed appropriate for the nature and complexity of such investment and business offerings are conducted in-house or with specialized consultants when the indicated business and future financial prospects are sizeable and are considered meritorious. Numerous merger, acquisition and investment proposals are regularly received and reviewed, or rejected, initially on valuation questions, and the based on the growth potential of the business in which the prospective corporate candidate operates.

Corporate management remains of the view that the Company's net free cash assets, including its valuable holdings of marketable securities, its current modest capitalization, and its widespread North American shareholder distribution, can profitably be capitalized on by way of a business combination that is economically sound and, after the appropriate due diligence, demonstrates reasonably tangible medium to long term upside potential. Corporate management firstly considers prospective merger and/or acquisition and equity investment proposals on the basis of the integrity and related industry experience of the target company's principals and senior management. Their controlling principals and senior management must provide clear evidence establishing their long term commitment to their business enterprise, and that they are willing and able to maintain or undertake a tangible and continuing material financial commitment to its success.

On Behalf of the Board:
per: S. Donald Moore, President
26 April 2005

PHOENIX CANADA OIL COMPANY LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

R. W. GIC
Chartered Accountant

R.W.Gic B.Math. (Hon), C.A.

CHARTERED ACCOUNTANT

AUDITOR'S REPORT

To the Shareholders of
Phoenix Canada Oil Company Limited

I have audited the consolidated balance sheet of Phoenix Canada Oil Company Limited as at December 31, 2004 and the consolidated statements of operation and retained earnings, and of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express as opinion on these financial statements based on my audit.

I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.



Chartered Accountant

Toronto, Ontario
April 4, 2005

2 Jane Street, Suite 503, Toronto, Ontario M6S 4W3 Tel: (416) 762-8113 Fax: (416) 762-8494

PHOENIX CANADA OIL COMPANY LIMITED

TABLE OF CONTENTS

DECEMBER 31, 2004

PHOENIX CANADA OIL COMPANY LIMITED

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2004

	2004 $	2003 $
ASSETS		
CURRENT		
Cash	268,665	7,788,691
Short-term investment including marketable securities (quoted market value: 2004 – $8,866,149; 2003 - $1,314,148)	8,827,981	1,272,858
Accounts receivable	38,838	50,725
Income taxes recoverable	9,287	---
	9,144,771	9,112,274
LONG-TERM INVESTMENTS & ADVANCES (Note 2)	83,290	88,768
INTEREST IN AND EXPENDITURE ON OIL AND GAS PROPERTIES (Note 3)		
Oil and gas leases and/or permits	61,046	61,046
Deferred exploration & development expenditure (Schedule)	128,285	127,240
	189,331	188,286
OTHER		
Capital assets (Note 4)	3,521	4,502
Organization expenses	4,207	4,207
	7,728	8,709
	9,425,120	9,398,037
LIABILITIES		
CURRENT		
Accounts payable (Note 5)	167,757	163,561
Income taxes payable	---	84,032
	167,757	247,593
SHAREHOLDERS' EQUITY		
CAPITAL STOCK (Note 6)	4,549,371	4,556,694
RETAINED EARNINGS	4,707,992	4,593,750
	9,257,363	9,150,444
	9,425,120	9,398,037

ON BEHALF OF THE BOARD



Director



Director

PHOENIX CANADA OIL COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

FOR THE YEAR ENDED DECEMBER 31, 2004

	2004 $	2003 $
REVENUE		
Oil and gas income	318,499	331,437
OPERATING EXPENSES		
Direct operating expenses	82,629	39,112
Royalties	71,749	55,316
	154,378	94,428
INCOME FROM OIL & GAS PRODUCTION	164,121	237,009
EXPENSES		
Administration and general	236,834	262,901
Amortization of capital assets	981	1,271
Interest	3,394	4,029
	241,209	268,201
LOSS BEFORE THE UNDER NOTED	(77,088)	(31,192)
INVESTMENT INCOME	231,456	274,739
ADJUSTMENT IN CARRYING VALUE OF SHORT-TERM INVESTMENTS	---	14,820
LONG-TERM INVESTMENTS WRITTEN-OFF	(6,083)	-
OIL AND GAS LEASES (WRITTEN OFF) RECOVERED	---	25,000
GAIN ON SALE OF SECURITIES	3,615	1,365,353
LOSS ON FOREIGN EXCHANGE	(6,684)	(39,004)
INCOME (LOSS) BEFORE INCOME TAXES	145,216	1,609,716
(RECOVERY) PROVISION OF INCOME TAXES (Note 7)	27,713	403,701
NET INCOME (LOSS) FOR THE YEAR	117,503	1,206,015
RETAINED EARNINGS, BEGINNING OF YEAR	4,593,750	3,388,887
SHARES REPURCHASED FOR CANCELLATION (Note 6)	(3,261)	(1,152)
RETAINED EARNINGS, END OF YEAR	4,707,992	4,593,750
BASIC (LOSS) EARNINGS PER SHARE (Note 6)	0.0230	0.2355

PHOENIX CANADA OIL COMPANY LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

	2004 $	2003 $
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES		
OPERATING		
Net income (loss) for the year	117,503	1,206,015
Items not affecting cash		
Amortization of capital assets	981	1,271
Future tax asset	---	326,800
Adjustment in carrying value of short-term investments	---	(14,820)
Gain on sale of short-term investment	(3,615)	(1,365,352)
Long-term investment write-off	6,083	---
	120,952	153,914
Changes in non-cash operating working capital items		
Accounts receivable	11,887	17,555
Accounts payable	4,196	7,672
Income taxes payable	(93,319)	10,550
	43,716	189,691
FINANCING		
Shares repurchased for cancellation	(10,584)	(29,194)
INVESTING		
Proceeds from sale of short-term investments	123,600	9,707,326
Short-term investments	(7,675,108)	(2,300,684)
Long-term investments & advances	(605)	(377)
Deferred exploration & development expenditure	(1,045)	(2,613)
Proceeds from sale of gas lease	---	25,000
	(7,553,158)	7,428,652
INCREASE (DECREASE) IN CASH	(7,520,026)	7,589,149
CASH, BEGINNING OF YEAR	7,788,691	199,542
CASH, END OF YEAR	268,655	7,788,691

SUPPLEMENTAL DISCLOSURE OF CASH INFORMATION		
Cash received from interest	250,475	295,260
Cash interest paid	3,394	5,760
Cash income taxes paid	84,032	68,247

PHOENIX CANADA OIL COMPANY LIMITED

SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT EXPENDITURE

FOR THE YEAR ENDED DECEMBER 31, 2004

	2004	2003
	$	$
BALANCE, BEGINNING OF YEAR	127,240	124,627
DEFERRED EXPLORATION & DEVELOPMENT EXPENDITURE		
Drilling and completion costs	---	1,512
Lease rentals	1,045	1,101
	1,045	2,613
BALANCE, END OF YEAR	128,285	127,240

PHOENIX CANADA OIL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2004

1. SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements of Phoenix Canada Oil Company Limited (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles and all amounts are stated in Canadian dollars.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its inactive subsidiaries, Gasex Energy Corporation and Phoenix Nigeria Corporation.

Investments

Short-term investments are recorded at the lower of cost and market and include highly-liquid assets held for investing purposes rather than for the purpose of meeting short-term cash commitments.

Long-term investments in companies where the Company does not exercise significant influence are carried at cost and are written down when there has been a loss in value which is other than temporary. Investments in companies where the Company exercises significant influence are accounted for using the equity method.

Interest in and expenditure on oil and gas properties

The Company follows the successful efforts method of accounting for all oil and gas activities, whereby all costs relative to the acquisition, exploration and development of petroleum and natural gas reserves are capitalized by area, to be amortized when production is attained. Such costs include lease acquisition costs, geological and geophysical costs, carrying charges on non-producing properties and costs of drilling both productive and non-productive wells, less any proceeds from the disposal of properties.

Should exploration activity in an area prove unsuccessful and management decide that there is little prospect for further work in the area, the costs are written off.

Capital assets

Capital assets are recorded at cost and amortized on the declining-balance basis at an annual rate of 20% for office furniture and 30% for plant and equipment.

Revenue recognition

Revenue from the sale of oil and gas are recorded when title passes from the Company to its customer.

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumption that affect reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the

financial statements and the reported amounts or revenues and expenses during reporting periods. Actual results could differ from these estimates.

Environment

The business conducted by the Company may be affected by environmental legislation and possible future changes thereto, the impact of which is not predictable. Consequently, no accrual for potential environmental liabilities, including reclamation costs, has been made in these financial statements. To date, no environmental obligations that would have a material effect on the operations of the Company have been identified.

Financial instruments

The carrying value of cash, accounts receivable and accounts payable reflected in the balance sheet approximate their respective fair values.

The Company does not enter into any derivative financial instruments arrangements for hedging or speculative purposes. Credit risk for the Company arises from amounts owed as a result of sales of oil and gas to customers. The Company has minimal exposure to exchange risk.

2. LONG-TERM INVESTMENTS AND ADVANCES

	2004 $	2003 $
Starrex Mining Corporation Ltd. at cost (quoted market value: 2004 - $192,864; 2003 - $212,151)	4,164	4,164
Theralase Technologies Inc. – at cost (quoted market value: 2004 – $1,605,153; 2003 - $975,439)	78,943	78,943
Other investments & advances, at cost	183	5,661
	83,290	88,768

3. INTEREST IN AND EXPENDITURE ON OIL AND GAS PROPERTIES

The Company's unamortized interest in and expenditure on its oil and gas properties in the amount of $189,331 (2003 - $188,286) can be realized only from future commercial production on the properties or from the proceeds of disposition thereof.

PHOENIX CANADA OIL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

4. CAPITAL ASSETS

		2004		2003
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
	$	$	$	$
Plant and equipment	46,053	45,484	569	813
Office furniture	13,811	10,859	2,952	3,689
	59,864	56,343	3,521	4,502

5. RELATED PARTY TRANSACTIONS

The Company paid $50,000 in 2004 (2003 - $50,000) to an officer and director for management services rendered.

The Company paid $33,705 in 2004 (2003 - $33,705) to Secorp Limited, a corporation controlled by a director and officer of the Company, for accounting, administrative and secretarial services rendered. At December 31, 2004, the amount of $33,705 (2003 - $33,705) was payable by the Company.

6. CAPITAL STOCK

The authorized capital stock of the Company is comprised of an unlimited number of common shares.

	Number of Shares	Stated Capital
Issued and outstanding as at December 31, 2002	5,133,594	4,584,737
Shares repurchased on the open market through a Normal Course Issuer Bid	31,400	(28,043)
Issued and outstanding as at December 31, 2003	5,102,194	4,556,694
Shares repurchased on the open market through a Normal Course Issuer Bid	8,200	(7,323)
Issued and outstanding as at December 31, 2004	5,093,994	4,549,371

The repurchase of shares on the open market through a Normal Course Issuer Bid at prices below the stated value resulted in a decrease in retained earnings of $3,261 (2003 – decrease of $1,152).

Basic earnings per share has been calculated based in the weighted-average number of common shares outstanding during 2004 of 5,098,206 (2003 – 5,121,060).

PHOENIX CANADA OIL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2004

7. INCOME TAXES

The provision for income taxes is at an effective tax rate which differs from the basic corporate tax rate for the following reasons:

	2004	2003
Combined basic Canadian federal and provincial income tax rates	40.87%	40.74%
	$	$
Income tax provision calculated using statutory rates	59,350	643,048
Non-taxable portion of gain	(2,019)	(239,299)
Resource allowance	(17,937)	(1,238)
Other	(11,681)	1,238
	27,713	403,701

The income tax provision is comprised of the following items:

	2004	2003
	$	$
Current taxes	27,713	76,901
Future taxes	---	326,800
	27,713	403,701

The components of the future income tax assets are as follows:

	2004	2003
	$	$
Marketable securities	1,226	1,222
Oil and gas properties	53,091	67,798
Mineral properties & fixed assets	38,320	39,208
Other	(537)	(428)
Future income tax assets before valuation allowance	92,100	107,800
Valuation allowance	(92,100)	(107,800)
Future income tax assets	---	---